Exhibit 8.1

Subsidiaries of Galmed Pharmaceuticals Ltd.	Jurisdiction of Incorporation

Galmed International Ltd.	Malta

Galmed Research and Development Ltd.	Israel

Galtopa Therapeutics Ltd.	Israel